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                             April 18, 2022

       Jeanna Steele
       General Counsel and Corporate Secretary
       Sunrun Inc.
       225 Bush Street
       Suite 1400
       San Fransisco, CA 94104

                                                        Re: Sunrun Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            Form 8-K Furnished
February 17, 2022
                                                            File No. 001-37511

       Dear Ms. Steele:

              We have reviewed your April 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 29, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Form 8-K furnished February 17, 2022
       Exhibit 99.1 Earnings Release, page 10

   1. We note your response to previous comment 1. Please explain to us and expand future disclosure in order for
investors to better understand the reasons why you offset margin on other products sold to
derive your Creation Cost metric.
 Jeanna Steele
Sunrun Inc.
April 18, 2022
Page 2

        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger, at
(202) 551-3301
if you have questions regarding comments on the financial statements and related matters or any other questions.



                                                           Sincerely,
FirstName LastNameJeanna Steele
                                                           Division of
Corporation Finance
Comapany NameSunrun Inc.
                                                           Office of
Manufacturing
April 18, 2022 Page 2
cc:        Ian Nussbaum
FirstName LastName